Date of Filing:  January 23, 2001
File No.: 1-16169
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                                   Form U-5A

                         NOTIFICATION OF REGISTRATION

                Filed under Section 5(a) of the Public Utility
                          Holding Company Act of 1935

                        Exelon Generation Company, LLC

                              Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:  Exelon Generation Company, LLC

(2)  Address of principal executive offices:  300 Exelon Way,
                                              Kennett Square, PA 19348

(3) Name and address of officer to whom notices and communications should be addressed:

                     Edward J. Cullen, Jr.
                     Vice President and
                      General Counsel
                     Exelon Generation Company, LLC
                     300 Exelon Way
                     Kennett Square, PA 19348

                     With a copy to:
                     Randall E. Mehrberg
                     Senior Vice President and General Counsel
                     Exelon Corporation
                     10 South Dearborn Street, 37th Floor
                     Chicago, Illinois 60603

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

                   Exelon Generation Company & Subsidiaries

                                                                    Type of
Name of Company                               Organization   State  Business
---------------                               ------------   -----  --------
PECO Energy Power Company                     Corporation    PA     Utility
 Susquehanna Power Company                    Corporation    MD     Utility
  The Proprietors of the Susquehanna Canal    Corporation    MD     Inactive
Susquehanna Electric Company                  Corporation    MD     Utility
AmerGen Energy Company, LLC (50% interest)    LLC            DE     Exempt Wholesale Generator
 AmerGen Vermont, LLC                         LLC            VT     Exempt Wholesale Generator
Exelon (Fossil) Holdings, Inc.                Corporation    DE     Investment
    Sithe Energies Inc. (49.9% interest)      Corporation    DE     Energy-related

CH-1140993

                                                                      Type of
Name of Company                               Organization   State    Business
---------------                               ------------   -----    --------
 Exelon Peaker Development General, LLC       LLC            DE       Investment
 Exelon Peaker Development Limited, LLC       LLC            DE       Investment
  Extex LaPorte L.P.                          L.P.           TX       Exempt Wholesale Generator
 Concomber Ltd.                               Corporation    Bermuda  Captive Insurance Company



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 23rd day of January, 2001.

                                 EXELON GENERATION COMPANY, LLC




                                 By:  /s/ Edward J. Cullen, Jr.
                                      ----------------------------------
                                      Name:   Edward J. Cullen, Jr.
                                      Title:  Vice President and General Counsel

(Seal)
Attest:

  /s/ Scott Peters
-----------------------------------



                                 VERIFICATION

Commonwealth of Pennsylvania
County of Chesterfield

The undersigned being duly sworn deposes and says that she has duly executed the attached Notification of Registration dated January 23, 2001 for and on behalf of Exelon Generation Company, LLC; that he is the Vice President of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                              By: /s/ Edward J. Cullen, Jr.
                              ---------------------------------
                              Name:  Edward J. Cullen, Jr.


(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 23rd day of January, 2001


/s/ Jeffrey A. Guistwhite
-----------------------------------
My commission expires May 31, 2003